# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalyn Pharma Inc., CIK 0001540171
CUSIP: 05348Y105
Title of class of securities: Voting Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 105 W First Street, Boston, Massachusetts (MA), 02127
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002149521

## Reporting persons
- Norwest Venture Partners XV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,268,404; sole dispositive power 0; shared dispositive power 2,268,404; aggregate amount beneficially owned 2,268,404 (5.1% of the class)
- Genesis VC Partners XV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,268,404; sole dispositive power 0; shared dispositive power 2,268,404; aggregate amount beneficially owned 2,268,404 (5.1% of the class)
- NVP Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,268,404; sole dispositive power 0; shared dispositive power 2,268,404; aggregate amount beneficially owned 2,268,404 (5.1% of the class)
- Jeffrey Crowe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,268,404; sole dispositive power 0; shared dispositive power 2,268,404; aggregate amount beneficially owned 2,268,404 (5.1% of the class)
- Jon Erik Kossow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,268,404; sole dispositive power 0; shared dispositive power 2,268,404; aggregate amount beneficially owned 2,268,404 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Avalyn Pharma Inc.
Address of issuer's principal executive offices: 105 W First Street, Boston, MA, 02127.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Norwest Venture Partners XV, LP ("NVP XV")
Genesis VC Partners XV, LLC ("Genesis XV")
NVP Associates, LLC ("NVP Associates")
Jeffrey Crowe ("Crowe")
Jon E. Kossow ("Kossow")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
1300 El Camino Real, Suite 200
Menlo Park, CA 94024
Citizenship:
NVP XV Delaware
Genesis XV Delaware
NVP Associates Delaware
Crowe United States
Kossow United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of voting common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's securities consists of 2,268,404 shares of voting common stock directly held by NVP XV.

Genesis XV is the general partner of NVP XV, NVP Associates is the managing member of Genesis XV and Crowe and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XV, NVP Associates, Crowe and Kossow, may be deemed to share voting and investment authority over these shares.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 44,333,095 shares of voting common stock outstanding as of June 2, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 3, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Norwest Venture Partners XV, LP: /s/ Matthew De Dominicis, By Genesis VC Partners XV, LLC, its General Partner, By NVP Associates, LLC, its Managing Member, By Matthew De Dominicis, Chief Financial Officer (08/11/2026)
- Genesis VC Partners XV, LLC: /s/ Matthew De Dominicis, By NVP Associates, LLC, its Managing Member, By Matthew De Dominicis, Chief Financial Officer (08/11/2026)
- NVP Associates, LLC: /s/ Matthew De Dominicis, By Matthew De Dominicis, Chief Financial Officer (08/11/2026)
- Jeffrey Crowe: /s/ Matthew De Dominicis, By Matthew De Dominicis, Attorney-in-fact (08/11/2026)
- Jon Erik Kossow: /s/ Matthew De Dominicis, By Matthew De Dominicis, Attorney-in-fact (08/11/2026)